FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                           (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 5) PLC
 Profit & Loss Account
 Period ended 15 October 2002

                                             This Quarter     Prior Quarter
                                              (pound)'000       (pound)'000

 Interest receivable - Inter-company loan          23,232            27,080
 Interest receivable - Cash deposits                    -                 -
                                             -------------------------------
                                                   23,232            27,080

 Interest payable - Notes                        (23,232)          (27,080)

                                             -------------------------------
 Interest payable                                (23,232)          (27,080)

                                             -------------------------------
 Net operating incom                                    -                 -

 Other income                                          45                42
 Operating expenses                                  (45)              (42)
                                             -------------------------------
 Profit on ordinary activities before taxatio           -                 -

 Taxation                                               -                 -

                                             -------------------------------
 Profit on ordinary activities after taxation           -                 -

 Dividend                                               -                 -

 Retained profit brought forward                        -                 -

                                             -------------------------------
 Retained profit carried forward                        -                 -
                                             ===============================

 Holmes Financing (No. 5) PLC
 Balance Sheet
 Period ended 15 October 2002

                                                          (pound)'000

 Fixed asset investments
 Loans to Funding
                                                           1,775,000

 Current assets
 Sundry debtors                                 39
 Cash at bank                                   13
                                        -------------
                                                52
                                        -------------

 Creditors: Amounts falling due
 within one year
 Sundry creditors                               39
                                        -------------
                                                39
                                        -------------

 Net current assets                                               13

                                                     ----------------
 Total assets less current liabilities                     1,775,013

 Creditors: Amounts falling due after
 more than one year
 Amounts due to noteholders                              (1,775,000)

                                                     ----------------
 Net assets                                                       13
                                                     ================

 Capital and reserves
 Share capital                                                    13
 Reserves                                                          -
                                                     ----------------
                                                                  13
                                                     ================


Holmes Financing (No. 5) PLC
 Notes Outstanding
 Period ended 15 October 2002
                                        Series 1 Class A          Series 2 Class A1           Series 3 Class A1

 Moody's current rating                              P-1                        Aaa                         Aaa
 S&P current rating                                 A-1+                        AAA                         AAA
 Fitch Ratings current                               F1+                        AAA                         AAA
 rating
                                                                  Series 2 Class A2           Series 3 Class A2

 Moody's current rating                                                         Aaa                         Aaa
 S&P current rating                                                             AAA                         AAA
 Fitch Ratings current rating                                                   AAA                         AAA

                                        Series 1 Class B           Series 2 Class B            Series 3 Class B

 Moody's current rating                              Aa3                        Aa3                         Aa3
 S&P current rating                                   AA                         AA                          AA
 Fitch Ratings current rating                         AA                         AA                          AA

                                        Series 1 Class C           Series 2 Class C            Series 3 Class C

 Moody's current rating                             Baa2                       Baa2                        Baa2
 S&P current rating                                  BBB                        BBB                         BBB
 Fitch Ratings current rating                        BBB                        BBB                         BBB


                                        Series 1 Class A          Series 2 Class A1           Series 3 Class A1
                                                       $                          $                      (euro)

 Initial note balance                      1,000,000,000                750,000,000                 600,000,000
 Previous quarter's note principal           500,000,000                750,000,000                 600,000,000
 Note redemptions                          (500,000,000)                          -                            -
 Outstanding note principal                            -                750,000,000                 600,000,000

                                                                  Series 2 Class A1           Series 3 Class A2
                                                                                CHF                     (pound)

 Initial note balance                                             400,000,000                       500,000,000
 Previous quarter's note principal                                400,000,000     -                 500,000,000
 Note redemptions                                                                                             -
 Outstanding note principal                                             400,000,000                 500,000,000

                                        Series 1 Class B           Series 2 Class B            Series 3 Class B
                                                       $                          $                      (euro)

 Initial note balance                         35,000,000                 35,000,000                  53,000,000
 Previous quarter's note principal            35,000,000                 35,000,000                  53,000,000
 Note redemptions                                      -                          -                           -
  Outstanding note principal                  35,000,000                 35,000,000                  53,000,000

                                        Series 1 Class C           Series 2 Class C            Series 3 Class C
                                                       $                          $                      (euro)

 Initial note balance                         52,000,000                 52,000,000                  76,000,000
 Previous quarter's note principal            52,000,000                 52,000,000                  76,000,000

 Note redemptions                                      -                          -                           -
 Outstanding note principal                   52,000,000                 52,000,000                  76,000,000


                                        Series 1 Class A          Series 2 Class A1           Series 3 Class A1

 Note interest margins                                 1                         20                         N/A
 Step up dates                                15/10/2006                 15/10/2006                  15/10/2006
 Step up margins                                     N/A                        N/A                          42

                                                                  Series 2 Class A2           Series 3 Class A2

 Note interest margins                                                          N/A                          23
 Step up dates                                                           15/10/2004                  15/10/2006
 Step up margins                                                                 22                          46

                                        Series 1 Class B           Series 2 Class B            Series 3 Class B

 Note interest margins                                35                         43                          40
 Step up dates                                15/10/2006                 15/10/2006                  15/10/2006
 Step up margins                                      70                         86                          80

                                        Series 1 Class C           Series 2 Class C            Series 3 Class C

 Note interest margins                               135                        145                         147
 Step up dates                                15/10/2006                 15/10/2006                  15/10/2006
 Step up margins                                     235                        245                         247

 Interest payment cycle       Quarterly
 Interest payment date        15th or next business day
 Next interest payment date   15/01/2003

 Liquidity facility limit      (pound)        45,000,000
 Liquidity facility drawn                            Nil
 Liquidity facility available  (pound)        45,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                              This Quarter      Prior Quarter
                                               (pound)'000        (pound)'000

 Interest receivable - Mortgages
                                                   255,177            262,046
 Interest receivable - Cash Deposits
                                                     3,123              2,980
                                              --------------------------------

                                                   258,300            265,026

 Interest payable - Mortgages                    (255,177)          (262,046)
 Interest payable - Cash Deposits                  (3,123)            (2,980)
                                              --------------------------------
                                                 (258,300)          (265,026)

                                              --------------------------------
 Net operating income                                   -                  -

 Fees receivable                                    3,169              3,109
 Fees payable                                      (3,169)            (3,109)

 Operating expenses                                (3,318)            (3,659)
 Provision charges                                      32            (1,631)

 Other income                                        3,286              5,290
                                              --------------------------------
 Profit on ordinary activities before taxation           -                  -

 Taxation                                                -                  -

                                              --------------------------------
 Profit on ordinary activities after taxation            -                  -

 Dividend                                                -                  -

 Retained profit brought forward                         -                  -

                                              --------------------------------
 Retained profit carried forward                         -                  -
                                              ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2002

                                                           (pound)'000

 Fixed asset investments
 Mortgage loans secured on
 residential property                                       18,519,449

 Current assets
 Bank interest receivable                       603
 Cash at bank                               160,584
 Other debtors                                8,957
 Amounts due from Funding                    47,259
                                          ------------
                                            217,403
                                          ------------

 Creditors: Amounts falling
 due within one year
 Amounts due to Seller                    (217,377)
 Sundry creditors                              (26)
                                          ------------
                                          (217,403)
                                          ------------

 Net current assets                                                  -

                                                      -----------------
 Total assets less current liabilities                      18,519,449

 Creditors: Amounts falling after
 more than one year
 Seller share of mortgage loans                            (8,017,916)
 Funding share of mortgage loans                          (10,501,533)
                                                      -----------------
 Net assets                                                          -
                                                      =================

 Capital and reserves
 Share capital ((pound)2)                                            0
                                                                     0
                                                      -----------------
 Reserves                                                            0
                                                      =================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                            This Quarter     Prior Quarter
                                             (pound)'000       (pound)'000

 Interest receivable - Mortgages                 128,128           145,262
 Interest receivable - Cash Deposits               5,335             9,719
                                            -------------------------------
                                                 133,463           154,981

 Interest payable - Inter-company loans        (120,641)         (132,756)
 Interest payable - Start up loans                 (662)             (656)
                                            -------------------------------
                                               (121,303)         (133,412)

                                            -------------------------------
 Net operating income                             12,160            21,569

 Other income                                      3,630             3,926

 Operating expenses                              (5,005)           (6,111)
 Deferred consideration                         (10,742)          (20,592)

                                            -------------------------------
 Profit/(loss) on ordinary activities
 before taxation                                      43           (1,209)

 Taxation                                            (4)               (7)

                                            -------------------------------
 Profit/(loss) on ordinary activities
 after taxation                                       39           (1,216)


 Dividend                                              -                 -

 Retained profit/(loss) brought forward          (4,079)           (2,862)

                                            -------------------------------
 Retained profit/(loss) carried forward          (4,040)           (4,079)
                                            ===============================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                  (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                   10,501,533

 Current assets
 Deferred expenditure (costs of securing)            23,383
 Cash at bank:
      Reserve funding                               185,000
      Transaction account                             2,148
      Funding GIC account                            57,992
                                                  ------------
                                                    268,523
                                                  ------------

 Creditors: Amounts falling due within one year
 Deferred consideration creditor                    108,573
 Interest payable accrual                             4,908
 Amounts due to Trustee                              47,259
 Sundry creditors                                       932
 Taxation                                                16
                                                  ------------
                                                    161,688
                                                  ------------

 Net current assets                                                   106,835

                                                              ----------------
 Total assets less current liabilities                             10,608,368

 Creditors: Amounts falling due after
 more than one year                                              (10,556,058)
 Inter-company loans                                                 (56,350)
 Start up loans
                                                              ----------------
 Net assets                                                           (4,040)
                                                              ================

 Capital and reserves                                                       -
 Share capital ((pound)2)                                             (4,040)
                                                               ----------------
 Reserves                                                             (4,040)
                                                              ================

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 October 2002

                                                  (pound)'000

 Balance on cash accumulation ledger                      Nil
                                            =================

 Available credit enhancement

 First reserve fund at closing                         185,000
                                            ------------------
 Initial closing first reserve funds                   185,000
 Drawings to make bullet repayment                           -
 Other drawings                                              -
 Transfers from revenue receipts                             -
                                            ------------------
 Closing first reserve balance                         185,000
                                            ------------------

 Target first reserve funds                            185,000
                                            ==================


 Principal deficiency ledger            AAA                AA               BBB

 Opening PDL balance                    Nil               Nil               Nil
 Losses this quarter
                                          -                 -                 -
 PDL top up from revenue income
                                          -                 -                 -
                                       -----------------------  ----------------
 Closing PDL balance                    Nil               Nil               Nil
                                       =======================  ================


 Start up loan outstanding

 Initial balance                                       56,350
                                              ----------------

 Initial closing outstanding                           13,000
 Second start up loan                                  13,250
 Third start up loan                                   17,500
 Fourth start up loan                                   7,500
 Fifth start up loan                                    5,100
 Accrued interest                                       4,908
 Repayments made                                            -
                                            ------------------
 Closing balance                                       61,258
                                            ==================


 Funding Liquidity facility                            25,000
 Liquidity facility limit                              25,000
 Liquidity facility drawn                                   -
 Liquidity facility available                          25,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 5) PLC


         Dated: 11th November 2002                   By /s/  Peter Lott
                                                        -----------------------
                                                       (Authorised Signatory)